

October 14, 2010

Ms. Irma Norton
Chief Financial Officer
UFood Restaurant Group, Inc.
255 Washington Street, Suite 100
Newton, Massachusetts 02458

> **Re:** **UFood Restaurant Group, Inc.**
> **Form 10-K for the Year Ended December 27, 2009**
> **File No. 333-136167**

Dear Ms. Norton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 27, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal Year Ended December 27, 2009 Compared to Fiscal Year Ended December 28, 2008, page 31

1. As discussed in our most recent Interpretive Release about Management's Discussion and Analysis, one of the primary objectives in preparing this section should be to provide an explanation of the financial statements that enables investors to see the company through the eyes of management. In this regard, a significant portion of the disclosures with respect to your results of operations merely state, in narrative form, dollar and percentage changes in revenues and operating expenses. Additionally, you indicate certain factors had a material impact on your results of operations, but you do not provide any trend analysis related to

these many items, nor do you provide the specific facts and circumstances surrounding many of these changes. For example, your discussion of General and Administrative Expenses identifies sources and quantifies the related changes, but does not explain the reasons why stock-based compensation and investor and public relations expenses decreased. As such, we believe your disclosures could be improved by:

- using tables to present dollar and percentage changes in amounts, rather than including such information in narrative form,
- using additional tables to list, and quantify all of the individually significant factors to which changes in amounts are attributable and,
- providing a robust trend analysis to complement such disclosure.

Please note you should review the entire section to ensure compliance; the example of General and Administrative expenses is not meant to be all-inclusive. Refer to FR-72 (Release No. 33-8350) for guidance and revise your future filings accordingly. Include a draft of your proposed revised disclosure with your response.

Liquidity and Capital Resources

At and for the Fiscal Year Ended December 27, 2009, page 34

2. Please revise this section to specifically discuss all the material terms and accounting implications of the Senior Secured Convertible Debentures similar to your separate discussion of the credit agreement with TD Banknorth, N.A. Here and in the financial statement footnotes, please disclose the effective rate of interest on the debentures after considering the amortization of the warrants and the beneficial conversion feature.

3. In addition, supplementally and in detail, explain and illustrate how you allocated proceeds to the convertible debt and to the detachable warrants. Then explain and illustrate how you determined the beneficial conversion feature based on the proceeds allocated to the debt instrument. Your discussion should address how you determined the date(s) used to measure the fair value of your common stock for purposes of this calculation. Finally, tell us and numerically illustrate how you derived interest expense of $310,201 for fiscal 2009. Given the three year term of the debenture, this figure appears to be understated. Please further explain your methodology.

4. As a related matter, please include a detailed discussion of your accounting in the Critical Accounting Policies disclosure section of MD&A and expand the disclosure in Note 5 on page 58 to your financial statements as appropriate. Refer to the guidance in FASB ASC 470-20. Please provide a draft of your intended disclosures with your response.

Consolidated Statements of Changes in Stockholders' Equity, page 44

5. Please provide to us the detail of each of the issuances of common stock for marketing and promotional expenses, franchise sales commissions, and interest payments as listed in the statements of changes in stockholders equity for fiscal 2008 and 2009. Include in your response how each issuance was valued, the specific expense for which the stock was issued,

where in your financial statements such issuances are discussed, and how this disclosure corresponds to the tabular disclosure here. In this regard, please explain why the line item titled "Stock issued for marketing and promotional services" in fiscal 2009 does not include any balances in the "Common Stock" columns labeled "Shares" and "Value."

Note 9 – Income Taxes, page 64

6. Please revise your tabular disclosure of your deferred tax position to present a complete inventory, not only the aggregate value of deferred tax assets. Refer to the guidance in FASB ASC 740-10-50-6.

Item 9A. Controls and Procedures, page 70

7. We note your conclusion that your disclosure controls and procedures are "effective, except for the material weakness in internal controls over financial reporting…". Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

8. We further note you have concluded that internal controls over financial reporting are not effective due to your continued inability to perform sufficient testing over internal controls over financial reporting. In this regard, please revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief